Exhibit 99.3

FINANCIAL STATEMENTS For the period from incorporation on JANUARY 23, 2023 to SEPTEMBER 30, 2023(Expressed in US Dollars)

FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US dollars)

STATEMENTS OF FINANCIAL POSITION

September 30, 2023
Assets	—
Liabilities and Shareholder’s Equity	—

Subsequent Event (note 5)

Approved for issuance on November 8, 2023

On behalf of the Board of Directors:

“Fabiana Chubbs”	“Kelvin Dushnisky”
Director	Director

FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US dollars)

STATEMENTS OF COMPREHENSIVE INCOME

Period from Incorporation on January 23, 2023, to September 30, 2023
Revenues	—
Expenses	—

Net income before income tax	—
Income tax expense	—

Net income	—

FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US dollars)

STATEMENTS OF CHANGES IN EQUITY

Period from incorporation on January 23, 2023, to September 30, 2023
Retained earnings, Beginning of period	—

Retained earnings, End of period	—

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in thousands of US dollars)

NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM INCORPORATION ON JANUARY 23, 2023 TO SEPTEMBER 30, 2023

1.	BACKGROUND AND BASIS OF PRESENTATION

On January 23, 2023, 1397468 B.C. Ltd. (“New LAC” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) for the sole purpose of acquiring ownership of the North American business assets and investments (“LAC North America”) of Lithium Americas Corp. (“Old LAC”), which is now named Lithium Americas (Argentina) Corp., pursuant to a separation transaction on October 3, 2023 (the “Separation”). Upon consummation of the Separation on October 3, 2023, New LAC was re-named Lithium Americas Corp.

The Separation was implemented by way of a plan of arrangement (“Plan of Arrangement”) under the laws of British Columbia pursuant to an arrangement agreement between the Company and Old LAC. As part of the Separation, Old LAC contributed to New LAC, among other assets and liabilities, its interest in the Thacker Pass project (“Thacker Pass”), its investment in Green Technology Metals and Ascend Elements, certain intellectual property rights, its receivable or loan to 1339480 B.C. Ltd., and cash of $275.5 million including $75 million to establish sufficient working capital. New LAC then distributed its common shares to shareholders of Old LAC in a series of share exchanges. The Separation was pro rata to the shareholders of Old LAC, so that the holders maintained the same proportionate interest in Old LAC and New LAC both immediately before and immediately after the Separation.

Upon consummation of the Separation on October 3, 2023, the common shares of New LAC were listed on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”).

2.	BASIS OF PRESENTATION

These financial statements are prepared based on International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

3.	SIGNIFICANT ACCOUNTING POLICIES

Functional and Presentation Currency

These financial statements are presented in US dollars. The functional currency of New LAC is the US dollar.

Financial Instruments

Financial assets and liabilities are recognized when New LAC becomes a party to the contractual provisions of the instrument.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in thousands of US dollars)

4.	SHARE CAPITAL

Upon New LAC’s incorporation on January 23, 2023, New LAC’s authorized share capital was comprised of an unlimited number of Common Shares without par value and an unlimited number of preference shares without par value (“Preference Shares”). There were no shares of any class issued or outstanding as of September 30, 2023.

On October 3, 2023, as part of the Arrangement, among other things: (i) each Old LAC shareholder exchanged their Old LAC common shares for Old LAC class A common shares and Old LAC preference shares; (ii) each Old LAC shareholder then transferred its Old LAC preference shares to New LAC in exchange for Common Shares; (iii) 1,000,000 Preference Shares were issued to Old LAC in exchange for the North American business assets contributed; (vi) all Preference Shares issued to Old LAC were redeemed by New LAC in consideration for an aggregate redemption amount, after which all such Preference Shares were cancelled; and (iii) the notice of articles and articles of New LAC (“Articles”) were amended to, among other things, eliminate the Preference Shares from the authorized share capital of New LAC such that, following such amendment, New LAC is authorized to issue only an unlimited number of Common Shares.

5.	SUBSEQUENT EVENT

On October 3, 2023, the Separation was implemented pursuant to the Plan of Arrangement which included the transfer of $75 million in cash by Old LAC to New LAC to establish sufficient working capital for New LAC. Upon Separation, each shareholder of Old LAC was granted one common share of Lithium Americas (Argentina) Corp. and one common share of New LAC in exchange for each Old LAC share, resulting in two independent publicly traded companies. Holders of Old LAC’s restricted share units, performance share units and deferred share units have received one similar instrument in each of Lithium Americas (Argentina) Corp. and New LAC, subject to certain conditions. On October 3, 2023, New LAC had 160,047,671 common shares issued and outstanding, and 2,171,285 restricted share units and 1,036,775 deferred share units were issued in connection with the Plan of the Arrangement.

At the start of trading on October 4, 2023, Lithium Americas (Argentina) Corp. and New LAC commenced trading on the TSX and NYSE on a regular-way basis under the ticker symbols “LAAC” and “LAC,” respectively.